UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 28 September, 2011

France Telecom-Orange owns 100% of the Compagnie Européenne de Téléphonie

After receiving the authorisation of the French Competition Authority on the 21st of July 2011, France Telecom-Orange confirms that it has finalised the acquisition of the shares in CET (Compagnie Européenne de Téléphonie) that it did not already own. France Telecom-Orange now owns 100% of CET’s share capital.

Thanks to this operation, Orange takes control of the entire distribution network of Photo Service, Photo Station, PhotoService.com and franchised Orange shops. Orange will also take control of the activities of CGIN, a 100%-owned subsidiary specializing in the development of photographs through the sales points and the photoservice.com internet site. This distribution network is grouped under the Générale de Téléphone entity, which is also a 100%-owned subsidiary of CET. Pierre Jacobs was nominated CEO of Générale de Téléphone at their Board meeting held on the 30th of August.

In this way, the Group is able to roll-out the Orange strategy in terms of sales support, point of sales services and customer assistance at Photo Station and Photo Service sales points in a manner similar to what is currently done in France Telecom stores. This transaction allows Orange to guarantee its customers a level of proximity in the French telecoms market which is ahead of that of its peers, with more than 1,100 sales points. At the same time, Orange will continue to deploy different store formats (local, principal and flagship) according to customer needs. The transaction also allows Orange to leverage CET’s expertise in photography services.

France Telecom-Orange guarantees CET employees access to the Group’s full range of training and career development programs.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 22.6 billion euros in the first semester 2011. Present in 35 countries, the Group had a customer base of 217.3 million customers at 30 June 2011, including 143 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 30 June 2011, the Group had 158.3 million mobile customers and 14 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contact:

Jean-Bernard Orsoni, jeanbernard.orsoni@orange.com, +33 1 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 29, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations